

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

March 19, 2008

Clive Ng
Chairman and President
China Cablecom Holdings, Ltd.
17 State Street, Suite 1600
New York, NY 10004

> **Re:** **China Cablecom Holdings, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-4**
> **Filed March 17, 2008**
> **File No. 333-147038**
>
> **Jaguar Acquisition Corporation**
> **Amended Preliminary Proxy Statement on Schedule 14A**
> **Filed March 3, 2008**
> **File No. 0-51546**

Dear Mr. Ng:

We have reviewed the above filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-4 filed by China Cablecom Holdings, Inc.

The Business Combination Proposal, page 41

Board Consideration and Approval of the Transaction, page 54

1. Despite the assertions contained in your response letter dated March 17, 2008, that the Skillnet due diligence analysis "was not sufficiently material" to the board's decision, you continue to refer to Skillnet's findings and conclusions on page 55 and list Skillnet's analysis as the second factor considered by the board in connection with its evaluation of the transaction on page 62. Further, you continue to make reference to Skillnet's written materials on page 54. As such, please revise to address all of the disclosure requirements set forth in Item 1015 of Regulation M-A as set forth in prior comment four of our letter dated March 14, 2008. Also file Skillnet's written materials, including drafts, as exhibits to the Form S-4 to the extent you continue to refer to them in your registration statement. In addition, file a consent from Skillnet as an exhibit to the Form S-4 as required by Rule 436(a) of Regulation C.

2. We note your revised disclosure on page 56 in response to comment five in our letter dated March 14, 2007. However, please revise to provide the EBITDA multiple calculation based on China Cablecom's 60% interest in Binzhou Broadcasting's $2.1 million 2007 EBITDA. Your current disclosure of a $23.1 million to $25.2 million valuation appears to be 11 – 12 times Binzhou Broadcasting's 2007 EBITDA rather than China Cablecom's.

3. We note that you added a reference to the ARPU for Beijing GeHua on page 56 in response to comment six in our letter dated March 14, 2007. However, we also note your references to the values per subscriber of U.S. based cable companies, Moscow CableCom Corp., and the other cable companies listed in the table on the top of page 56. To the extent practicable, disclose ARPU information for these companies to provide context for the value per subscriber discussion. If you are unable to disclose ARPU information for these companies, include appropriate language to indicate that the Jaguar board has not considered ARPU for the comparable cable companies and explain why ARPU information was not available to Jaguar.

4. Please confirm that the projections for China Cablecom referenced on page 57 are based on the projections for Binzhou Broadcasting referenced on page 79 and are not independent projections. If so, explain why the China Cablecom 2007 projected revenue of $8 million is significantly more than 60% of the Binzhou Broadcasting 2007 projected revenue of $11.43 million on page 79.

Satisfaction of the 80% Test, page 65

5.   So that shareholder can understand the significance of the Jaguar board's decision to rely on projections rather than the most recent actual results, please disclose what the EBITDA multiple valuation would have been if the Jaguar board used actual 2007 results. Refer to your disclosure on page 56 as to be revised according to comment [one] above. Also revise the fourth paragraph to explain why Jaguar's board believes that the consideration payable, determined by Navigant to be fair to Jaguar, "could be viewed as further reflective of the fair market value of China Cablecom." See prior comment 11.

Part II

Item 21. Exhibits and Financial Statement Schedules

6.   Please include as an exhibit the Form of Warrant Agreement.

                                    *   *   *

        As appropriate, please amend China Cablecom Holdings' and Jaguar Acquisition Corporation's filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact John Harrington, Attorney-Advisor, at (202) 551-3576 or me, at (202) 551-3810, with any other questions.

                                                Sincerely,

                                                /s/ Michele Anderson
                                                Legal Branch Chief

cc: Mitchell Nussbaum, Esq.
        Loeb & Loeb LLP
        Via facsimile: (212) 504-3013